SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: October 30, 2013

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On October 30, 2013, Navios Maritime Partners L.P. (“Navios Partners”) entered into Amendment No. 3 to its existing Management Agreement with Navios Shipmanagement Inc., a subsidiary of Navios Maritime Holdings Inc. (the “Management Agreement Amendment”), to fix the fees for ship management services of its owned fleet at a daily rate of (a) $4,000 per Ultra-Handymax vessel from January 1, 2014 through December 31, 2015; (b) $4,100 per Panamax vessel from January 1, 2014 through December 31, 2015; (c) $5,100 per Capesize vessel from January 1, 2014 through December 31, 2015; and (d) $6,500 per Post-Panamax container vessel from the date of delivery of such vessel to Navios Partners’ owned fleet through December 31, 2015. Pursuant to the Management Agreement Amendment, intermediate and special survey expenses (including drydocking expenses) will be reimbursed at cost. The foregoing description is qualified in its entirety by the full text of the Management Agreement Amendment, which is attached as Exhibit 10.1 to this report and is incorporated herein by reference.

On October 31, 2013, Navios Partners and Navios Partners Finance (US) Inc. (“Navios Finance”), as co-borrowers, and Morgan Stanley Senior Funding, Inc., as administrative agent (the “Administrative Agent”), the incremental lenders party thereto and the other loan parties party thereto, entered into Incremental Amendment No. 1 (“Amendment No. 1”) to the credit agreement (the “Term Loan Agreement”), entered into on June 27, 2013, among Navios Partners and Navios Finance, as co-borrowers, and JP Morgan Chase Bank, N.A., as syndication agent, Citibank, N.A., as documentation agent, the Administrative Agent and the other lenders party thereto. Amendment No. 1 was entered into for the purpose of establishing additional term loans (“Incremental Term Loan No. 1”) in an aggregate principal amount of $12.0 million. On November 1, 2013, Navios Partners and Navios Finance, as co-borrowers, and the Administrative Agent, the incremental lenders party thereto and the other loan parties party thereto, entered into Incremental Amendment No. 2 (“Amendment No. 2”) to the Term Loan Agreement, for the purpose of establishing additional term loans (“Incremental Term Loan No. 2” and together with Incremental Term Loan No. 1, the “Incremental Term Loans”) in an aggregate principal amount of $177.5 million. The Incremental Term Loans will bear interest at either: (i) the Eurodollar Rate (as defined in the Term Loan Agreement) plus 4.25% per annum or (ii) the ABR (as defined in the Term Loan Agreement) plus 3.25% per annum and will mature on June 27, 2018 (the “Maturity Date”). The Incremental Term Loans are repayable in an amount of 0.25% of the principal amount of the Incremental Term Loans in quarterly installments beginning on December 31, 2013, with a final payment of the aggregate principal amount of the Incremental Term Loans, plus accrued and unpaid interest, due on the Maturity Date. Navios Partners intends to use the net proceeds of the Incremental Term Loans to partially finance the acquisition of five container vessels, previously disclosed. The foregoing description is qualified in its entirety by the full text of Amendment No. 1 and Amendment No. 2, which are attached as Exhibit 10.2 and Exhibit 10.3, respectively, to this report and are incorporated herein by reference.

On October 31, 2013, Navios Partners issued a press release announcing its financial results for the third quarter and nine months ended September 30, 2013. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

The information contained in this report, except the second and third paragraph of Exhibit 99.1, which contain certain quotes by the Chairman and Chief Executive Officer of Navios Partners, is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date:	November 7, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Amendment No. 3, dated October 30, 2013, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.

10.2	Incremental Amendment No. 1, dated October 31, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013

10.3	Incremental Amendment No. 2, dated November 1, 2013, to the Credit Agreement for a $250.0 million term loan facility, dated June 27, 2013

99.1	Press Release dated October 31, 2013